                                                                    EXHIBIT 99.A

                                  ACLN LIMITED


--------------------------------------------------------------------------------

                                               CONSOLIDATED FINANCIAL STATEMENTS
                                                QUARTER ENDED SEPTEMBER 30, 1999

                                                                    ACLN LIMITED

                                                                        CONTENTS
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

CONSOLIDATED FINANCIAL STATEMENTS:
   Balance sheets                                                             3
   Statements of income                                                       4
   Statements of shareholders' equity                                         5
   Statements of cash flows                                                   6
   Notes to financial statements                                            7-8



                                                                               2
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                                                                    ACLN LIMITED

                                                     CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

                                                                         September 30, 1999        December 31, 1998
                                                                                (Unaudited)                (Audited)
------------------------------------------------------------------- ------------------------ ------------------------
ASSETS
CURRENT ASSETS:
   Cash and cash equivalents                                                    $ 4,822,158              $11,264,950
   Cash restricted as to withdrawal                                              56,701,128               36,358,280
   Accounts receivable, net of allowance for bad debts of
      $262,429 and $345,483                                                       3,221,441                1,487,827
   Deferred expenses                                                              1,363,277                        -
Furniture and fixtures                                                                5,726                        -
Deposits                                                                              6,033                    6,587
------------------------------------------------------------------- ------------------------ ------------------------
                                                                               $ 66,119,763              $49,117,644
=================================================================== ======================== ========================
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
   Accounts payable and accruals                                                   $817,103               $  516,311
   Amounts due to related parties                                                    38,378                   41,904
   Income taxes payable                                                           2,586,030                1,870,767
------------------------------------------------------------------- ------------------------ ------------------------
                                                                                  3,441,511                2,428,982
------------------------------------------------------------------- ------------------------ ------------------------
COMMITMENTS
SHAREHOLDERS' EQUITY :
   Ordinary shares, stated value of CL 0,01 each 8,200,000 shares
      issued and outstanding                                                        158,470                  158,470
   Paid-in capital                                                               13,471,955               13,391,955
   Retained earnings                                                             49,007,694               33,108,677
   Accumulated other comprehensive income                                            40,133                   29,560
------------------------------------------------------------------- ------------------------ ------------------------
              TOTAL SHAREHOLDERS' EQUITY                                         62,678,252               46,688,662
------------------------------------------------------------------- ------------------------ ------------------------
                                                                                $66,119,763              $49,117,644
=================================================================== ======================== ========================



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

                                                                    ACLN LIMITED

                                               CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------

                                                        Nine-month period                Three-month period
                                                       ended September 30,              ended September 30,
                                                 -------------------------------- ---------------------------------
                                                           (Unaudited)                      (Unaudited)
                                                           1999             1998             1999             1998
------------------------------------------------ --------------- ---------------- ---------------- ----------------
SALES                                               $72,331,820      $60,376,911      $28,156,400      $27,936,361
COST OF SALES                                        52,368,974       44,333,348       20,310,308       20,136,285
------------------------------------------------ --------------- ---------------- ---------------- ----------------
              GROSS PROFIT                           19,962,846       16,043,563        7,846,092        7,800,076
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES          3,237,668        2,827,728        1,226,794        1,507,549
------------------------------------------------ --------------- ---------------- ---------------- ----------------
              INCOME FROM OPERATIONS                 16,725,178       13,215,835        6,619,298        6,292,527
------------------------------------------------ --------------- ---------------- ---------------- ----------------
OTHER INCOME (EXPENSE)
   Interest income                                            -           49,530                -           49,379
   Interest expense                                           -                -                -                -
------------------------------------------------ --------------- ---------------- ---------------- ----------------
                                                              -           49,530                -           49,379
------------------------------------------------ --------------- ---------------- ---------------- ----------------
INCOME BEFORE INCOME TAXES                           16,725,178       13,265,365        6,619,298        6,341,906
INCOME TAXES                                            826,161          628,587          349,972          297,356
------------------------------------------------ --------------- ---------------- ---------------- ----------------
NET INCOME                                           15,899,017       12,636,778        6,269,326        6,044,550
------------------------------------------------ --------------- ---------------- ---------------- ----------------
OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX:
   FOREIGN CURRENCY TRANSLATION ADJUSTMENTS              10,573           82,200           51,938           98,548
------------------------------------------------ --------------- ---------------- ---------------- ----------------
COMPREHENSIVE INCOME                                $15,909,590      $12,718,978       $6,321,264      $ 6,143,098
================================================ =============== ================ ================ ================
NET INCOME PER SHARE - BASIC AND DILUTED               $   1.94          $  1.71          $  0.76         $   0.74
================================================ =============== ================ ================ ================
WEIGHTED AVERAGE SHARES OUTSTANDING - BASIC           8,200,000        7,404,396        8,200,000        8,200,000
================================================ =============== ================ ================ ================
WEIGHTED AVERAGE SHARES OUTSTANDING - DILUTED         8,239,066        7,404,396        8,248,000        8,200,000
================================================ =============== ================ ================ ================



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

                                                                    ACLN LIMITED

                                  CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                                                                     (UNAUDITED)
--------------------------------------------------------------------------------

                                                Capital Stock                Paid-in      Retained     Cumulative          Total
                                                                             Capital      Earnings    Translation
                                                                                                       Adjustment
                                             Number           Amount
---------------------------------------- ----------- ---------------- --------------- ------------- -------------- --------------
Balance December 31, 1998                 8,200,000         $158,470     $13,391,955   $33,108,677        $29,560    $46,688,662
Net income                                                         -               -    15,899,017              -     15,899,017
Stock options issued for services                                  -          80,000             -              -         80,000
Cumulative translation adjustment                                  -               -             -         10,573         10,573
---------------------------------------- ----------- ---------------- --------------- ------------- -------------- --------------
Balance September 30, 1999                8,200,000         $158,470     $13,471,955   $49,007,694        $40,133    $62,678,252
======================================== =========== ================ =============== ============= ============== ==============



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

                                                                    ACLN LIMITED

                                           CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

                                                                                                 Nine month period
                                                                                                ended September 30,
                                                                                   ----------------------------------------------
                                                                                                    (Unaudited)
                                                                                                     1999                   1998
---------------------------------------------------------------------------------- ----------------------- ----------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                                                 $15,899,017            $12,636,778
   Adjustments to reconcile net income to net cash provided by operating activities
        Depreciation                                                                                  420                      -
        Stock issued for services                                                                  80,000                      -
        Changes in assets and liabilities:
           Cash restricted as to withdrawal                                                  (20,342,848)           (13,837,845)
           Accounts receivable                                                                (1,722,487)            (2,602,170)
           Deferred expenses                                                                  (1,363,277)              1,103,180
           Accounts payable and accruals                                                          300,792            (1,184,293)
           Amounts due to related parties                                                         (3,526)                141,053
           Income taxes payable                                                                   715,263                619,072
---------------------------------------------------------------------------------- ----------------------- ----------------------
              NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES                             (6,436,646)            (3,124,225)
---------------------------------------------------------------------------------- ----------------------- ----------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
---------------------------------------------------------------------------------- ----------------------- ----------------------
     Purchase of fixed assets                                                                     (6,146)                      -
---------------------------------------------------------------------------------- ----------------------- ----------------------
              NET CASH PROVIDED BY INVESTING ACTIVITIES                                           (6,146)                      -
---------------------------------------------------------------------------------- ----------------------- ----------------------
CASH FLOWS FROM FINANCING ACTIVITIES:

    Capital contribution                                                                                -             10,555,000
---------------------------------------------------------------------------------- ----------------------- ----------------------
              NET CASH PROVIDED BY FINANCING ACTIVITIES                                                 -             10,555,000
---------------------------------------------------------------------------------- ----------------------- ----------------------
NET INCREASE IN CASH AND CASH EQUIVALENTS                                                     (6,442,792)              7,430,775
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                                                 11,264,950                 36,793
---------------------------------------------------------------------------------- ----------------------- ----------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                                                       $4,822,158            $ 7,467,568
================================================================================== ======================= ======================
SUPPLEMENTAL CASH FLOW INFORMATION:

   Income taxes                                                                                   $     -                $     -
   Interest paid                                                                                  $     -                $     -
   Interest received                                                                                $   -                $49,530
================================================================================== ======================= ======================



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


                                                                    ACLN LIMITED

                                                   NOTES TO FINANCIAL STATEMENTS

                    (INFORMATION WITH RESPECT TO SEPTEMBER 30, 1999 AND THE NINE
                          MONTHS ENDED SEPTEMBER 30, 1999 AND 1998 IS UNAUDITED)
--------------------------------------------------------------------------------

1.       INCEPTION AND PRINCIPAL        ACLN Limited was incorporated on
         ACTIVITIES                     February 16, 1993 in Cyprus as Hemswell
                                        Holdings Co  Limited and later changed
                                        its name to ACLN Limited. It remained
                                        dormant until January 1, 1995, when it
                                        acquired Compagnie Labiad de Navigation
                                        S.A.M., a Company incorporated in
                                        Monaco. The principal activity of the
                                        group is the operation of liner services for the transport of cargo.

2.       SIGNIFICANT ACCOUNTING         UNAUDITED INTERIM CONSOLIDATED FINANCIAL
         POLICIES                       STATEMENTS

                                        In the opinion of the Company's
                                        management, the consolidated balance
                                        sheet as of September 1999, the
                                        consolidated statements of operations
                                        for the three and nine months ended
                                        September 30, 1998 and 1999, the
                                        consolidated statements of cash flows
                                        and the consolidated statement of
                                        shareholders' equity for the nine months ended September 30, 1999 contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the information set forth therein. The results of operations for the three and nine months ended September 30, 1999 are not necessarily indicative of the results for any other period. These financial statements should be read in conjunction with the Company's audited financial statements as of and for the year ended December 31, 1998.

                                        BASIS OF PRESENTATION

                                        The accompanying consolidated financial
                                        statements include the accounts of ACLN
                                        Limited and its wholly-owned subsidiary,
                                        Compagnie Labiad de Navigation S.A.M.
                                        (collectively the "Company"). All
                                        significant intercompany transactions
                                        have been eliminated. The financial
                                        statements have been prepared on the
                                        basis of accounting principles generally accepted in the United States.

                                        REVENUE RECOGNITION

                                        The Company is a facilitator of cargo
                                        transport and sales are recorded at the
                                        time the shipment in completed.


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

                                                                    ACLN LIMITED

                                                   NOTES TO FINANCIAL STATEMENTS

             (INFORMATION WITH RESPECT TO SEPTEMBER 30, 1999 AND THE NINE MONTHS
                                 ENDED SEPTEMBER 30, 1999 AND 1998 IS UNAUDITED)
--------------------------------------------------------------------------------

                           CONCENTRATIONS OF CREDIT RISK/CASH RESTRICTED AS TO WITHDRAWAL

                           The Company's trade accounts receivable are collected on its behalf by shipping agents in the port of destination prior to the release of the automobile to the customer. Accordingly, the credit risk from individual automobile shippers is considered to be minimal. The shipping agents deposit the proceeds for the benefit of the Company with the local central banking system. These amounts are classified as Cash Restricted as to Withdrawal in the accompanying balance sheet. The funds are transferred to the Company's bank accounts at the completion of processing by the central banking system in accordance with local currency exchange regulations. Cash Restricted as to Withdrawal deposited with the central banks on behalf of the Company by country are as follows:


                           Country              September 30,     December 31,
                                                   1999               1998
                           -----------------------------------------------------
                           Angola                 $ 7,223,496        $5,381,712
                           Egypt                    8,085,957         5,328,565
                           Guinea                   8,152,320         6,576,064
                           Ivory Coast              5,106,932                 -
                           Nigeria                  8,583,448         5,688,089
                           Tunisia                 19,548,975        13,383,850
                           -----------------------------------------------------
                                                  $56,701,128       $36,358,280
                           =====================================================


       3.SUBSEQUENT EVENT  In October 1999, the Company issued 632,692 shares in a private placement in the United States with net proceeds of approximately US$7.3 million.


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